# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LandBridge Co LLC, CIK 0001995807
CUSIP: 514952100
Title of class of securities: Class A Shares Representing Limited Liability Company Interest
Address of issuer's principal executive offices: 5555 SAN FELIPE STREET, SUITE 1200, HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 06/30/2024
Filed by CIK 0001056823
Persons authorized to receive notices and communications: Jay Kesslen, 470 Park Ave S, 4th Fl S, New York, New York (NY), 10016, 646-867-1176

## Reporting persons
- HORIZON KINETICS ASSET MANAGEMENT LLC (CIK 0001056823): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 4,705,911; shared voting power 0; sole dispositive power 4,705,911; shared dispositive power 0; aggregate amount beneficially owned 4,705,911 (27% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Shares Representing Limited Liability Company Interest
Name of issuer: LandBridge Co LLC
Address of issuer's principal executive offices: 5555 SAN FELIPE STREET, SUITE 1200, HOUSTON, Texas (TX), 77056

## Item 2. Identity and Background
Name of person filing: Horizon Kinetics Asset Management LLC
Residence or business address:
470 Park Ave S, 4th Fl S
New York, NY 10016
Present principal occupation or employment: Horizon Kinetics ("HK"), through its registered investment adviser, HKAM, acts as a discretionary investment manager on behalf of its clients, who maintain beneficial interest in LB. In addition, HK and its principals maintain ownership of LB by virtue of investments in certain accounts, including proprietary accounts. Mr. Stahl is HKs Chief Executive Officer, Chairman of the Board and co-founder and serves as Chief Investment Officer.
Criminal convictions in the last five years: no
Civil proceedings (securities laws) in the last five years: no
Citizenship: Delaware

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: HKAM acquired Shares of LB for investment purposes on behalf of its clients as well as its own interest and used client assets to purchase Shares on behalf of its clients, and its own working capital to purchase Shares for its proprietary accounts, which has included funds deposited by its personnel.

## Item 4. Purpose of Transaction
Purpose of transaction: Horizon Kinetics has purchased Shares for investment purposes and may purchase additional shares for the same purpose.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the close of business on June 30, 2024, HKAM beneficially owned 4,705,911 Shares. Percentage: Approximately 27%
Number of shares as to which each person has sole or shared power to vote or dispose: 4,705,911
Transactions in the class effected during the past sixty days: HKAMs transactions in the Shares are set forth in Schedule A and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: not applicable

## Signatures
- HORIZON KINETICS ASSET MANAGEMENT LLC: /s/Jay Kesslen, Jay Kesslen, General Counsel (07/11/2024)